Autonomix Medical, Inc.

21 Waterway Avenue, Suite 300

The Woodlands, Texas 77380

December 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Autonomix Medical, Inc.
Registration Statement on Form S-3
File No. 333-291825

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Autonomix Medical, Inc. (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on December 11, 2025, or as soon thereafter as possible on such date.

Very truly yours,

Autonomix Medical, Inc.

/s/ Trent Smith
Name: Trent Smith Title: Chief Financial Officer